Section 16(a) Beneficial Ownership Reporting Compliance

Each  director and officer of the Company who is subject  to
Section 16 of the Securities Exchange Act of 1934 is required to report to the Securities and Exchange Commission ("the Commission") by a specified date his or her beneficial ownership of or transactions in the Company's securities. Based upon a review of filings with the Commission and written representations that no other reports are required, the Company believes that each director and officer filed all requisite reports with the Commission on a timely basis during 2008, except for Mr. Gale, who failed to file a Form 4 for the transfer of shares of the Company that was done pursuant to settlement of a domestic relations matter. This transaction has since been reported.